UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

Commission File Number: 000-29928

PACIFIC NORTH WEST CAPITAL CORP.
(Translation of registrant’s name into English)

650-555 WEST 12TH AVENUE, VANCOUVER, BRITISH COLUMBIA  V5Z 3X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [X]   Form 40-F  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [  ]   No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Exhibit List

99.1	Technical Report dated June 13, 2012 (NI 43-101) - English.

99.1	Technical Report dated June 13, 2012 (NI 43-101) - English. (PDF)

99.2	Consent of qualified person to Technical Report (NI 43-101) – English.

99.3	News Release dated June 15, 2012 with regard to the filing on SEDAR of an NI43‐101 Technical Report (the Report), including a new Mineral Resource Estimate for the River Valley PGM Project, located 100 km from the world‐renown Sudbury Ni‐Cu‐PGM Mining Camp.

99.4	News Release dated June 19, 2012 with regard to assay results for exploration drill holes in the River Valley 2012 phase I exploration program on its 100% owned River Valley PGM Property, located within 100 km northeast of Sudbury, Ontario.

99.5

News Release dated June 27, 2012 with regard to the Company electing to terminate its option Agreements with Alto Ventures Ltd. (“Alto”) (TSX.V:ATV) and Equity Exploration Consultants Ltd, First Fiscal Enterprises Ltd. and Pamicon Developments Ltd. (collectively the “Vendors”) on the Destiny Gold Project in Val d’Or, Quebec and Rock & Roll Polymetallic Project, British Columbia.

99.6	Notice of Meeting and Record Date dated June 29, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific North West Capital Corp.
Registrant

/s/ Coreena Hansen
Coreena Hansen (Corporate Secretary)

July 3, 2012
Date